Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY SECOND QUARTER 2020 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $79.9 million for the three months ended June 30, 2020, compared to $73.6 million for the three months ended June 30, 2019.

•

A net income of $3.0 million (or an earnings per share of $0.05) for the three months ended June 30, 2020 which includes COVID-19 related foreign exchange gains of $2.5 million and a $0.2 million loss on our 50/50 joint venture (the “Export Terminal Joint Venture”) relating to the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”), resulting in a net income relating to our vessels of $0.7 million.

This compares to a first quarter 2020 loss of $8.2 million, which comprised of foreign exchange losses of $3.7 million, a $3.0 million loss on the Export Terminal Joint Venture and a balancing loss relating to our vessels of $1.5 million and also to a net loss of $7.7 million (or a loss per share of $0.14) for the three months ended June 30, 2019.

•

For the quarter, we reported a loss of $0.2 million on our share of the Export Terminal Joint Venture. However, with the commencement of the long term take or pay contracts as of the beginning of June, the terminal generated a profit for the month, although not sufficient to overcome the losses of the prior two months. It is anticipated that the terminal will remain profitable for the remainder of the year.

•	Adjusted EBITDA(1) was $31.9 million for the for the three months ended June 30, 2020, compared to $23.2 million for the three months ended June 30, 2019.

•	Fleet utilization improved to 88.3% for the three months ended June 30, 2020 compared to 85.2% for the three months ended June 30, 2019.

•

Navigator Eclipse, one of our flagship 37,500cbm ethylene carriers, successfully completed a loading of 20,000mts from our Marine Export Terminal in June 2020 - the largest ethylene parcel ever carried on a gas carrier.

•

A new three year charter agreed for a midsize ethane/ethylene carrier, with another midsize vessel extended until the end of 2021. Both charters are for the transportation of ethane and both are at charter rates of well in excess of $30,000 per day.

•	On August 4, 2020, amended our Terminal Facility to provide for a total availability of $69.0 million and to enable the immediate drawdown of $34.0 million for general corporate purposes.

•	We have achieved a record of 622 days without a Lost-Time-Incident (LTI) across our in-house technical managed fleet of 17 vessels, while keeping vessel operating costs under control.

The Company’s financial information for the quarter ended June 30, 2020 included in this press release is preliminary and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2020 is finalized.

Ethylene Marine Export Terminal

The ethylene Marine Export Terminal is fully functional and the 30,000 ton storage tank, which will increase the terminal’s throughput capacity, is scheduled to be completed and in service by the end of this year. The terminal achieved a throughput in excess of 80,000 tons during the month of June 2020. The committed offtake agreements, which have minimum terms of five years, account for approximately 95% of the one million ton annual nameplate throughput capacity.

The Company contributed $7.5 million to the Export Terminal Joint Venture during the second quarter of 2020 with an initial draw down on the Company’s Terminal Facility. In addition, since June 30, 2020 the Company has contributed a further $7.5 million to the Export Terminal Joint Venture, also drawn from the Terminal Facility. To date the Company has contributed $140.5 million of our expected share of the approximate $150.0 million capital cost of the Marine Export Terminal. The remaining contributions are scheduled to be contributed during 2021.

Trends

Toward the end of the first quarter of 2020, ethylene shipping slowed as Asian demand was materially impacted by COVID-19 lockdowns and a general slowdown in the global economy. This trend continued into the second quarter. However, as Asian economies restarted during the latter half of the second quarter, so too did the demand for ethylene. An upsurge in U.S. ethylene export capacity from our Marine Export Terminal, drove an uptake in cargo liftings from the second half of May onwards, positively impacting handysize ethylene tonnage. June cargoes alone from the two export terminals in the U.S. totaled around 100,000 tons. July and August also kept pace as the ethylene price arbitrage remained open with charter rates and vessel utilization across the ethylene shipping fleet having improved markedly in the latter part of the second quarter.

Propylene has seen a busy second quarter. Asian pricing improved, increasing pricing arbitrage with the result that approximately 75,000 tons was fixed from the U.S. Gulf area on the spot market. Navigator’s vessels lifted approximately half of these tons. The Middle East also contributed export tons, with three handysize cargoes employed on the spot market, two of which were on Navigator vessels. European petrochemical producers continued to use naphtha as feedstock throughout this period which resulted in excess butadiene availability, due to low regional demand. These volumes were exported to Asia on handysize semi-refrigerated vessels adding ton-miles to the segment.

LPG freight rates were volatile during the quarter with the Very Large Gas Carrier 12 month time charter index falling by 36% from $1.1 million per calendar month (“pcm”) at the beginning of April to $720,000 pcm at the end of June and the Baltic spot index likewise dropping by 44% during this period. The handysize vessel 12 month charter assessment in comparison declined only 5% from $650,000 pcm to $620,000 pcm showing its resilience to volatility and maintaining a stable profile due to the vessels’ flexibility in trading in LPG, petrochemicals and ammonia markets.

The Luna Pool commenced operations in April and had 13 out of the 14 designated handysize ethylene vessels operating in the pool by the end of June. The remaining vessel has since been delivered into the pool. The market participants have welcomed additional ethylene vessels to our service offering. It enables us to improve our flexibility and better meet our customers’ needs especially during the ramp-up of the Marine Export Terminal, when ship availability and logistical scheduling added value to the stakeholders.

In summary, the quarter started slow due to the negative impacts of COVID-19 on the world economy but it gradually recovered as various government restrictions were eased and consumption improved, bringing monthly utilization levels from mid 80% at the end of the first quarter to approximately 90% from May 2020 onwards, in part due to the increased activity through the Marine Export Terminal.

COVID-19

The impact of COVID-19 continues to affect global economic conditions that effect our business, financial condition and the results of our operations. The ultimate severity of COVID-19 is uncertain and its future effects depend on the spread of the outbreak, the reactions of various national governments and the duration of the effects of the virus. Therefore, an estimate of the likely impact cannot be made at this time.

Crew changes continue to be a challenge, consistent with most shipowners, although an increasing number of crew changes have successfully occurred during the quarter, with 380 crew relieved, but still leaving over 130 with overdue leave. Drydocking vessels have resumed in various dockyards around the world and the Company has undertaken three drydocks during the second quarter, with a further eight being scheduled for later in the year.

Financing

To increase liquidity, the Company entered into an agreement with the lenders of the Terminal Facility to allow an early true-up of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. In addition, the company is seeking to refinance one of its vessel loans to unlock approximately an additional $30 million for general corporate purposes. This refinancing is expected to be completed during the third quarter.

The Company continues to assess the capital markets for refinancing its existing $100 million senior unsecured bond that matures in February 2021. The Company has engaged financial advisors to investigate opportunities in this regard.

Results of Operations for the Three Months Ended June 30, 2019 Compared to the Three Months Ended June 30, 2020

The following table compares our operating results for the three months ended June 30, 2019 and 2020:

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$73,586	$79,869	8.5%
Operating revenue – Pool collaborative arrangements	—	2,596	—

Total Operating Revenue	$73,586	$82,465	12.1%
Operating expenses:
Brokerage commissions	1,233	1,305	5.8%
Voyage expenses	16,437	14,728	(10.4%)
Voyage expenses – Pool collaborative arrangements	—	2,926	—
Vessel operating expenses	27,448	26,493	(3.5%)
Depreciation and amortization	18,913	19,151	1.3%
General and administrative costs	5,195	4,509	(13.2%)

Total operating expenses	$69,226	$69,112	(0.2%)

Operating income	$4,360	$13,353	206.3%
Foreign currency exchange loss on senior secured bonds	(768)	(4,852)	n/a
Unrealized gain on non-designated derivative instruments	861	6,354	n/a
Interest expense	(12,209)	(11,128)	(8.9%)
Interest income	205	96	(53.2%)

(Loss) / income before taxes and share of result of equity accounted joint venture	$(7,551)	$3,823	(150.6%)
Income taxes	(81)	(168)	107.4%
Share of result of equity accounted joint venture	(101)	(164)	62.4%

Net (loss) / income	$(7,733)	$3,491	—
Net income attributable to non-controlling interest	—	(483)	—

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(7,733)	$3,008	—

Operating Revenue. Operating revenue increased by $6.3 million or 8.5% to $79.9 million for the three months ended June 30, 2020, from $73.6 million for the three months ended June 30, 2019. This increase was principally due to:

•

an increase in operating revenue of approximately $4.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $657,085 per vessel per calendar month ($21,606 per day) for the three months ended June 30, 2020, compared to an average of approximately $606,572 per vessel per calendar month ($19,940 per day) for the three months ended June 30, 2019.

•

an increase in operating revenue of approximately $2.3 million attributable to an increase in fleet utilization which rose to 88.3% for the three months ended June 30, 2020 from 85.2% for the three months ended June 30, 2019;

•

an increase in operating revenue of approximately $0.9 million attributable to an increase in vessel available days of 52 days or 1.5% for the three months ended June 30, 2020 compared to the three months to June 30, 2019, primarily due to a reduction in the number of dry dockings undertaken during the three months ended June 30, 2020 compared to the three months ended June 30, 2019, as a result of local lockdowns caused by COVID-19; and

•

a decrease in operating revenue of approximately $1.7 million primarily attributable to a decrease in pass through voyage costs, due to less fuel and canal transit costs for the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

The following table presents selected operating data for the three months ended June 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,458	3,458
Available days	3,362	3,414
Operating days	2,866	3,015
Fleet utilization	85.2%	88.3%
Average daily time charter equivalent rate (*)	$19,940	$21,606

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$73,586	$79,869
Voyage expenses (excluding collaborative arrangements)	16,437	14,728

Operating revenue less Voyage expenses	57,149	65,141

Operating days	2,866	3,015
Average daily time charter equivalent rate	$19,940	$21,606

Operating Revenue – pool collaborative arrangements. Operating revenue – collaborative arrangements was $2.6 million for the three months ended June 30, 2020, which was our share of the other Luna Pool participants revenue. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Operating Revenue – collaborative arrangements for the three months ended June 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, increased by 5.8%, to $1.3 million for the three months ended June 30, 2020, from $1.2 million for the three months ended June 30, 2019, primarily as a result of an increase in operating revenue on which brokerage commissions are based.

Voyage Expenses. Voyage expenses decreased by 10.4% to $14.7 million for the three months ended June 30, 2020, from $16.4 million for the three months ended June 30, 2019. This was primarily due to a decrease in oil prices following the onset of the COVID-19 pandemic and consequently a reduction in the price of bunkers used by our vessels. The number of voyage charter days increased by approximately 6.0% during the during the three months ended June 30, 2020 as compared to the three months ended June 30, 2019 but the reduction in bunker prices more than offset the increased voyage charter costs that would be attributable to this rise. These decreased voyage costs are pass through costs, corresponding to a decrease in operating revenue of the same amount.

Voyage Expenses. – pool collaborative arrangements. Voyage expenses – pool collaborative arrangements were $2.9 million for the three months ended June 30, 2020, which was our other Luna Pool participants share of our revenue, less our Luna Pool management fees. The net effect after deducting operating revenue – pool collaborative arrangements was that our vessels contributed $0.3 million to other participants in the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Voyage Expenses – pool collaborative arrangements for the three months ended June 30, 2019.

Vessel Operating Expenses. Vessel operating expenses decreased by 3.5% to $26.5 million for the three months ended June 30, 2020, from $27.4 million for the three months ended June 30, 2019. Average daily vessel operating expenses decreased by $276 per vessel per day, or 3.5%, to $7,661 per vessel per day for the three months ended June 30, 2020, compared to $7,938 per vessel per day for the three months ended June 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet as costs were tightly controlled, as well as some costs being deferred to subsequent quarters as a result of COVID-19.

Depreciation and Amortization. Depreciation and amortization expense increased by 1.3% to $19.2 million for the three months ended June 30, 2020, from $18.9 million for the three months ended June 30, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.0 million and $1.8 million for the three months ended June 30, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs decreased by $0.7 million or 13.2% to $4.5 million for the three months ended June 30, 2020, from $5.2 million for the three months ended June 30, 2019. The decrease in general and administrative costs was primarily due to a gain on the revaluation of an Indonesian Rupiah bank account as of June 30, 2020, regaining $1.0 million since March 31, 2020 following a strengthening of the Indonesian Rupiah relative to the U.S. dollar.

Non-operating Results

Foreign Currency Exchange Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of June 30, 2020. The foreign currency exchange loss of $4.9 million for the three months ended June 30, 2020 was as a result of the Norwegian Kroner strengthening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020 compared to NOK 10.5 to USD 1.0 as of March 31, 2020.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gain on non-designated derivative instruments of $6.4 million for the three months ended June 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the strengthening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended June 30, 2019 was $0.8 million.

Interest Expense. Interest expense decreased by $1.1 million, or 8.9%, to $11.1 million for the three months ended June 30, 2020, from $12.2 million for the three months ended June 30, 2019. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended June 30, 2020, we had a tax charge of $168,000 compared to taxes of $81,000 for the three months ended June 30, 2019.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.2 million for the three months ended June 30, 2020, primarily as a result of initial low volumes through the Marine Export Terminal earlier in the quarter, prior to the commencement of the throughput agreements.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.5 million is presented as the non-controlling interest in our financial results.

Results of Operations for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2020

The following table compares our operating results for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$149,689	$161,126	7.6%
Operating revenue – Pool collaborative arrangements	—	2,596	—

Total operating revenue	$149,689	$163,722	9.4%
Operating expenses:
Brokerage commissions	2,542	2,560	0.7%
Voyage expenses	29,794	32,272	8.3%
Voyage expenses - Pool collaborative arrangements	—	2,926	—
Vessel operating expenses	56,922	53,899	(5.3%)
Depreciation and amortization	37,861	38,361	1.3%
General and administrative costs	9,997	11,017	10.2%

Total operating expenses	$137,116	$141,035	2.9%

Operating income	$12,573	$22,687	80.4%
Foreign currency exchange (loss)/gain on senior secured bonds	(952)	6,565	n/a
Unrealized gain/(loss) on non-designated derivative instruments	1,645	(7,607)	n/a
Interest expense	(24,362)	(22,668)	(7.0%)
Interest income	420	315	(25.0%)

(Loss)/ income before taxes and share of result of equity accounted joint venture	$(10,676)	$(708)	(93.4%)
Income taxes	(174)	(336)	93.1%
Share of result of equity accounted joint venture	(140)	(3,205)	n/a

Net loss	$(10,990)	$(4,249)	(61.3%)
Net income attributable to non-controlling interest	—	(905)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(10,990)	$(5,154)	(53.1%)

Operating Revenue. Operating revenue, net of address commission, increased by $11.4 million or 7.6% to $161.1 million for the six months ended June 30, 2020, from $149.7 million for the six months ended June 30, 2019. This increase was principally due to:

•

an increase in operating revenue of approximately $5.3 million attributable to an increase in fleet utilization which rose to 88.7% for the six months ended June 30, 2020 from 85.0% for the six months ended June 30, 2019;

•

an increase in operating revenue of approximately $2.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $645,670 per vessel per calendar month ($21,228 per day) for the six months ended June 30, 2020, compared to an average of approximately $634,622 per vessel per calendar month ($20,864 per day) for the six months ended June 30, 2019.

•

an increase in operating revenue of approximately $1.5 million attributable to an increase in vessel available days of 85 days or 1.3% for the six months ended June 30, 2020, due to an increase in the number of ownership days for the leap year and a reduction in the number of dry dockings undertaken during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 as a result of local lockdowns caused by COVID-19; and

•

an increase in operating revenue of approximately $2.5 million primarily attributable to an increase in pass through voyage costs, due to additional fuel and canal transit costs for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

The following table presents selected operating data for the six months ended June 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	6,878	6,916
Available days	6,761	6,846
Operating days	5,746	6,070
Fleet utilization	85.0%	88.7%
Average daily time charter equivalent rate (*)	$20,864	$21,228

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$149,689	$161,126
Voyage expenses (excluding collaborative arrangements)	29,794	32,272

Operating revenue less Voyage expenses	119,895	128,854

Operating days	5,746	6,070
Average daily time charter equivalent rate	$20,864	$21,228

Operating Revenue – pool collaborative arrangements. Operating revenue – collaborative arrangements was $2.6 million for the six months ended June 30, 2020, which was our share of the other Luna Pool participants revenue. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Operating Revenue – pool collaborative arrangements for the six months ended June 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, increased by 0.7%, to $2.6 million for the six months ended June 30, 2020, from $2.5 million for the six months ended June 30, 2019. The increase was primarily due to an increase in operating revenue on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 8.3% to $32.3 million for the six months ended June 30, 2020, from $29.8 million for the six months ended June 30, 2019. This was primarily due to the cost of low sulfur fuel in accordance with new International Maritime Organization regulations which came into force from January 1, 2020 requiring vessels to use fuel with a range of no more than 0.1% to 0.5% sulfur emissions depending on their area of trading and an increase in canal transits performed by our vessels during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. Bunker prices have reduced during the six months ended June 30, 2020 due to the drop in the oil price as a result of the COVID-19 pandemic but there is still an effect from the higher prices seen in the first quarter on bunker costs within voyage expenses.    These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses. – pool collaborative arrangements. Voyage expenses – pool collaborative arrangements was $2.9 million for the six months ended June 30, 2020, which was our other Luna Pool participants share of our revenue, less our Luna Pool management fees. The net effect after deducting operating revenue – pool collaborative arrangements was that our vessels contributed $0.3 million to other participants in the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Voyage Expenses – pool collaborative arrangements for the six months ended June 30, 2019.

Vessel Operating Expenses. Vessel operating expenses decreased by 5.3% to $53.9 million for the six months ended June 30, 2020, from $56.9 million for the six months ended June 30, 2019. Average daily vessel operating expenses decreased by $483 per vessel per day, or 5.8%, to $7,793 per vessel per day for the six months ended June 30, 2020, compared to $8,276 per vessel per day for the six months ended June 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 as well as unexpected costs incurred for repairs and maintenance for the six months ended June 30, 2019 which have not reoccurred for the six months ended June 30, 2020.

Depreciation and Amortization. Depreciation and amortization expense increased by 1.3% to $38.4 million for the six months ended June 30, 2020, from $37.9 million for the six months ended June 30, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $4.1 million and $3.7 million for the six months ended June 30, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $1.0 million or 10.2% to $11.0 million for the six months ended June 30, 2020, from $10.0 million for the six months ended June 30, 2019. This increase in general and administrative costs was primarily due to additional insurance costs of $0.4 million for the now operational Marine Export Terminal and the write off of previously capitalized costs of $0.5 million relating to the same Marine Export Terminal.

Non-operating Results

Foreign Currency Exchange (Loss)/Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of June 30, 2020. The foreign currency exchange gain of $6.6 million for the six months ended June 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Gain/(Loss) on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $7.6 million for the six months ended June 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the six months ended June 30, 2019 was $1.6 million.

Interest Expense. Interest expense decreased by $1.7 million, or 7.0%, to $22.7 million for the six months ended June 30, 2020, from $24.4 million for the six months ended June 30, 2019. This is primarily as a result of a reduction in 3-month US LIBOR interest rates, $1.0 million of which was offset by a lower amount of interest capitalization on the Marine Export Terminal for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the six months ended June 30, 2020, we had a tax charge of $336,000 compared to taxes of $174,000 for the six months ended June 30, 2019.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $3.2 million for the six months ended June 30, 2020 compared to a loss of $0.1 million for the six months ended June 30, 2019, primarily as a result of initial losses following the terminal becoming operational in December 2019. However volumes of product through the Marine Export Terminal have increased during the second quarter of 2020.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.9 million is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income attributable to the stockholders of the Company to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2019 and 2020:

	(in thousands) Three months ended		(in thousands) Six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Net income / (loss) attributable to the stockholders of Navigator Holdings Ltd.	$(7,733)	$3,008	$(10,990)	$(5,154)
Net interest expense	12,004	11,032	23,942	22,353
Income taxes	81	168	174	336
Depreciation and amortization	18,913	19,151	37,861	38,361

EBITDA(1)	$23,265	$33,359	$50,987	$55,896
Foreign currency exchange loss / (gain) on senior secured bonds	768	4,852	952	(6,565)
Unrealized loss / (gain) on non-designated derivative instruments	(861)	(6,354)	(1,645)	7,607

Adjusted EBITDA(1)	$23,172	$31,857	$50,294	$56,938

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income attributable to stockholders of the Company before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss) attributable to stockholders of the Company, our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth our vessels as of August 13, 2020:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Contract of affreightment	Ethylene	—
Navigator Neptune*	2000	22,085	Time charter	Ethane	October 2020
Navigator Pluto	2000	22,085	Time charter	LPG	January 2021
Navigator Saturn*	2000	22,085	Spot market	Ethylene	—
Navigator Venus*	2000	22,085	Time charter	Ethane	November 2020
Navigator Atlas*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Europa*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Oberon*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Triton*	2015	21,000	Spot market	Ethylene	—
Navigator Umbrio*	2015	21,000	Contract of affreightment	Ethylene	—
Navigator Aurora	2016	37,300	Time charter	LPG	December 2026
Navigator Eclipse	2016	37,300	Spot market	Ethylene	—
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	LPG	October 2020
Navigator Aries	2008	20,750	Time charter	LPG	September 2020
Navigator Capricorn	2008	20,750	Spot market	Propylene	—
Navigator Gemini	2009	20,750	Spot market	—	—
Navigator Pegasus	2009	22,200	Spot market	—	—
Navigator Phoenix	2009	22,200	Spot market	—	—
Navigator Scorpio	2009	20,750	Time charter	LPG	August 2020
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Time charter	LPG	September 2020
Navigator Ceres	2015	21,000	Spot market	—	—
Navigator Ceto	2016	21,000	Spot market	Butadiene	—
Navigator Copernico	2016	21,000	Spot market	Propylene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Drydock	—	—
Navigator Galaxy	2011	22,500	Spot market	LPG	—
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	November 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2020
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool

Conference Call Details:

Tomorrow, Friday, August 14, 2020, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until August 21, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com

New York:      650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

London:          10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. The Company also owns a 50% share, through a joint venture in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	June 30, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$64,820	$53,082
Restricted Cash	1,310	8,170
Accounts receivable, net of allowance for credit losses of $228,000, (December 31, 2019: nil)	23,462	22,886
Accrued income	6,280	9,313
Prepaid expenses and other current assets	17,670	20,082
Bunkers and lubricant oils	9,645	9,155
Insurance Receivable	2,939	2,950

Total current assets	126,126	125,638
Non-current assets
Vessels, net	1,609,527	1,574,908
Property, plant and equipment, net	1,159	886
Investment in equity accounted joint venture	130,660	135,310
Right-of-use asset for operating leases	6,781	6,249
Prepaid expenses and other non-current assets	—	3,398

Total non-current assets	1,748,127	1,720,751

Total assets	$1,874,253	$1,846,389

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$72,107
Senior unsecured bond, net of deferred financing costs	—	99,394
Current portion of operating lease liabilities	1,178	1,157
Accounts payable	10,472	10,994
Accrued expenses and other liabilities	14,124	15,601
Accrued interest	4,424	4,087
Deferred income	14,154	15,800
Amounts due to related parties	451	1,051

Total current liabilities	109,506	220,191

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	546,254
Senior secured bond, net of deferred financing costs	67,503	60,936
Senior unsecured bond, net of deferred financing costs	98,513	—
Derivative liabilities	5,769	13,377
Operating lease liabilities, net of current portion	6,329	5,353
Amounts due to related parties	68,055	64,328

Total non-current liabilities	824,845	690,248

Total Liabilities	934,351	910,439
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,905,294 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,548
Accumulated other comprehensive loss	(331)	(422)
Retained earnings	347,566	342,261

Total Navigator Holdings Ltd. stockholders’ equity	939,803	934,946
Non-controlling interest	99	1,004

Total equity	939,902	935,950

Total liabilities and stockholders’ equity	$1,874,253	$1,846,389

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
	(in thousands except share and per share data)
Revenues
Operating revenue	$73,586	$79,869	$149,689	$161,126
Operating revenue- Luna Pool collaborative arrangement	—	2,596	—	2,596

Total operating revenues	73,586	82,465	149,689	163,722

Expenses
Brokerage commissions	1,233	1,305	2,542	2,560
Voyage expenses	16,437	14,728	29,794	32,272
Voyage expenses – Luna Pool collaborative arrangement	—	2,926	—	2,926
Vessel operating expenses	27,448	26,493	56,922	53,899
Depreciation and amortization	18,913	19,151	37,861	38,361
General and administrative costs	5,195	4,509	9,997	11,017

Total operating expenses	69,226	69,112	137,116	141,035

Operating income	4,360	13,353	12,573	22,687
Other income / (expense)
Foreign currency exchange (loss) /gain on senior secured bonds	(768)	(4,852)	(952)	6,565
Unrealized gain / (loss) on non-designated derivative instruments	861	6,354	1,645	(7,607)
Interest expense	(12,209)	(11,128)	(24,362)	(22,668)
Interest income	205	96	420	315

(Loss) / income before income taxes and share of result of equity accounted joint venture	(7,551)	3,823	(10,676)	(708)
Income taxes	(81)	(168)	(174)	(336)
Share of result of equity accounted joint ventures	(101)	(164)	(140)	(3,205)

Net (loss) / income	(7,733)	3,491	(10,990)	(4,249)
Net income attributable to non-controlling interest	—	(483)	—	(905)

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(7,733)	$3,008	$(10,990)	$(5,154)

(Loss) / earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.14)	$0.05	$(0.20)	$(0.09)
Weighted average number of shares outstanding:
Basic:	55,832,069	55,905,600	55,756,897	55,871,893
Diluted:	55,832,069	56,253,778	55,756,897	55,871,893

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2019	Six Months ended June 30, 2020
	(in thousands)
Cash flows from operating activities
Net loss	$(10,990)	$(4,249)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	(1,645)	7,607
Depreciation and amortization	37,861	38,361
Payment of drydocking costs	(5,160)	(2,546)
Amortization of share-based compensation	747	539
Amortization of deferred financing costs	1,473	2,251
Share of result of equity accounted joint venture	140	3,205
Unrealized foreign exchange loss/(gain) on senior secured bonds	952	(6,565)
Other unrealized foreign exchange gain	(47)	(440)
Changes in operating assets and liabilities
Accounts receivable	(3,133)	425
Bunkers and lubricant oils	(1,460)	490
Accrued income and prepaid expenses and other current assets	(4,013)	(9,253)
Accounts payable, accrued interest, accrued expenses and other liabilities	2,012	2,311
Amounts due to related parties	—	600

Net cash provided by operating activities	16,737	32,736

Cash flows from investing activities
Payments to acquire ballast water systems	(1,396)	(982)
Investment in equity accounted joint venture	(51,491)	(7,500)
Purchase of other property, plant and equipment	(191)	(19)
Insurance recoveries	130	609

Net cash used in investing activities	(52,948)	(7,892)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	127,000	7,500
Issuance costs of secured bond	(136)	(141)
Issuance costs of secured term loan facilities	(1,448)	—
Issuance costs of refinancing of vessel to related parties	—	(18)
Repayment of financing of vessel to related parties	—	(3,724)
Issuance costs of Terminal Facility	(2,723)	(72)
Repayment of secured term loan facilities and revolving credit facilities	(110,712)	(33,267)

Net cash provided/(used in) by financing activities	11,981	(29,722)

Net decrease in cash, cash equivalents and restricted cash	(24,230)	(4,878)
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$47,285	$61,252

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$22,776	$20,559

Total tax paid during the period	$165	$110

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended June 30, 2020, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the recent outbreak of coronavirus COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.